                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               __________________

                               COMSAT CORPORATION
                           (Name of Subject Company)

                                  REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                             STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 897-6000

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                 SUITE 500 WEST
                          WASHINGTON, D.C.  20004-1109
                                 (202) 383-5300

                           CALCULATION OF FILING FEE

Transaction Valuation(1):  $1,169,509,386  Amount of Filing Fee:  $227,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the
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     "Shares"), of COMSAT Corporation (the "Company") at a price per Share of
     $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $227,901   Filing Parties: Regulus, LLC and
                                                    Lockheed Martin Corporation

Form or registration no.:  Schedule 14D-1    Date Filed: September 25, 1998

                        (Continued on following page(s))


                              (Page 2 of 7 pages)
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        This Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1
(the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

        The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
         COMPANY

        Item 3(a) is hereby amended and supplemented by the addition of the following paragraph thereto:

        Pursuant to a continuing engagement, the law firm of Wunder, Knight, Levine, Thelen & Forscey, has been engaged by Parent to provide Parent general legislative support. Peter S. Knight, a Presidentially appointed director of the Company since September 1994 and partner in the law firm of Wunder, Knight, Levine, Thelen & Forscey, has rendered services to Parent pursuant to such engagement. Parent paid Wunder, Knight, Levine, Thelen & Forscey $151,370, $135,325 and $112,129 for services rendered and expenses incurred during 1995, 1996 and 1997, respectively, and Parent has paid Wunder, Knight, Levine, Thelen & Forscey $146,683 for services rendered and expenses incurred through October of 1998.

ITEM 10.  ADDITIONAL INFORMATION.

        Item 10(b)-(c) is hereby amended and supplemented by the addition of the following paragraph thereto:

        On November 17, 1998, Parent and the Company each filed an HSR Notice with respect to the (i) Carrier Acquisition, (ii) Offer, and (iii) Merger. Accordingly, under the provisions of the HSR Act, the waiting period with respect to the transactions (including the Offer) was scheduled to expire at 11:59 p.m., New York City time, on December 17, 1998, unless earlier terminated. On December 17, 1998, Parent and the Company each received a request for additional information from the Antitrust Division of the Department of Justice pursuant to the HSR Act. Parent intends, and the Company has advised Parent that it also intends, to respond promptly to its request for additional information. The requests for additional information by the Antitrust Division extend the waiting period under the HSR Act so that it will expire at 11:59 p.m., New York City time, on the 20th calendar day after Parent and the Company have substantially complied with the requests, unless earlier terminated by the Antitrust Division. Parent will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act have expired or been terminated.


                              (Page 3 of 7 pages)
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However, as previously disclosed, in view of the need to obtain various regulatory approvals for the transaction, including antitrust and Federal Communications Commission clearances, Parent expects to extend the expiration date one or more additional times.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended and supplemented by the addition of the following paragraph thereto:

                (a)(11)  Text of Press Release issued  December 18, 1998


                              (Page 4 of 7 pages)
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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          December 18, 1998



                                          REGULUS, LLC



                                          By:  /s/ Stephen M. Piper
                                              -------------------------
                                               Name:  Stephen M. Piper
                                               Title:  Vice President


                              (Page 5 of 7 pages)
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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       December 18, 1998



                                       LOCKHEED MARTIN CORPORATION



                                        By:  /s/  Stephen M. Piper
                                            ------------------------------
                                            Name:  Stephen M. Piper
                                            Title:  Assistant Secretary


                              (Page 6 of 7 pages)
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                               14D-EXHIBIT INDEX

EXHIBIT  DESCRIPTION
-------  -----------

(a)(11) Text of Press Release issued December 18, 1998


                              (Page 7 of 7 pages)